

April 8, 2011

Via E-mail
Mr. Scott B. Ullem, Vice President and Chief Financial Officer
Bemis Company, Inc.
One Neenah Center, 4th Floor
P.O. Box 669
Neenah, WI 54957-0669

      Re: Bemis Company, Inc.
             Form 10-K for Fiscal Year End December 31, 2010
             Filed March 1, 2011
             File No. 001-05277

Dear Mr. Ullem:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year End December 31, 2010

1. We note that exhibits 10(c), (d), (r) and (s) appear to be missing exhibits, schedules or attachments. Please confirm that you will file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director